# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

*Name of issuer*
Bext Holdings, Inc.

*Legal status of issuer*

**Form**
C-Corporation

***Jurisdiction of Incorporation/Organization***
Delaware

***Date of organization***
November 17, 2016

***Physical address of issuer***
17301 W Colfax Ave, Ste 165, Golden, CO 80401

***Website of issuer***
https://www.bext360.com/

***Name of intermediary through which the offering will be conducted***
SI Securities, LLC

***CIK number of intermediary***
0001603038

***SEC file number of intermediary***
008-69440

***CRD number, if applicable, of intermediary***
170937

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
7.5% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

***Type of security offered***
Crowd Note

***Target number of Securities to be offered***
N/A

***Price (or method for determining price)***
Determined in conjunction with a broker-dealer.

***Target offering amount***
$25,000

***Oversubscriptions accepted:***
 Yes
 No

***Oversubscriptions will be allocated:***
 Pro-rata basis
 First-come, first-served basis
 Other:

***Maximum offering amount (if different from target offering amount)***
$1,000,000

***Deadline to reach the target offering amount***
September 25, 2020

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
4

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $72,482 | $476,405 |
| **Cash & Cash Equivalents** | $17,232 | $476,405 |
| **Accounts Receivable** | $55,250 | $0 |
| **Short-term Debt** | $39,206 | $124,714 |
| **Long-term Debt** | $125,000 | $0 |
| **Revenues/Sales** | $335,140 | $84,980 |
| **Cost of Goods Sold** | $65,125 | $24,000 |
| **Taxes Paid** | $0 | $0 |
| **Net Income (Loss)** | $-463,415 | $-2,004,930 |

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
# (EXHIBIT A TO FORM C)
# July 17, 2020

## Bext Holdings, Inc.



## Up to $1,000,000 of Crowd Notes

Bext Holdings, Inc. ("Bext360", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 25, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $285,000 under the Combined Offerings (the "Closing Amount") by September 25, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by September 18, 2020 will be permitted to increase their subscription amount at any time on or before September 25, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after September 18, 2020 The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 18, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to**

**identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://bext360.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: seedinvest.com/bext360

**About this Form C**
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct  independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

**The Business**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Bext Holdings, Inc. is a Delaware C-Corporation, formed on November 17, 2016.

The Company is located at 17301 W Colfax Ave, Ste 165, Golden, CO 80401.

The Company's website is https://www.bext360.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/bext360 and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Minimum amount of Crowd Note being offered** | $25,000 |
| **Maximum amount of Crowd Note** | $1,000,000 |
| **Purchase price per Security** | Determined in conjunction with a broker-dealer. Not Applicable |
| **Minimum investment amount per investor** | $1,000 |
| **Offering deadline** | September 25, 2020 |
| **Use of proceeds** | See the description of the use of proceeds on page 12 hereof. |
| **Voting Rights** | See the description of the voting rights on pages 11, 16, and 17. |

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

**Risks Related to the Company's Business and Industry**

*The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.* It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive -. Additionally, the product may be in a market where customers will not have brand loyalty.

*Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.* The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

***Further, failure to renew client contracts on favorable terms could adversely affect the Company's business.*** The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.*** Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

***As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations.*** The regulation of non-currency use of Blockchain assets is uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, tokens may be adversely affected.

***Blockchain networks face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China, and Russia.*** Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect such technology. Such laws, regulations or directives may conflict with those of the United

States or may directly and negatively impact the business. It is impossible to predict the effects of any future regulatory change on tokens and blockchain technology, but such change could be substantial and adverse to the development and growth of the Company.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The Company projects aggressive growth.*** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company has not prepared any audited financial statements.*** Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

***The Company has not filed a Form D for its previous offerings.*** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

***The Company's Board does not keep meeting minutes from its board meetings.*** Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

***The Company is not current with its taxes, and as a result, it has forfeited its good standing status in Delaware.*** The Company's loss of Good Standing could expose it to legal risk. Additionally, loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. Although the Company has stated that this is in the process of being corrected, in additional to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

***The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.*** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

***The Company is still testing an early version of its product.*** Sophisticated technology products often contain errors or defects, such as errors in hardware, computer code, or other systems, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

***Quality management plays an essential role in meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the safety and efficacy of its products.*** The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

***The reviewing CPA has included a "going concern" note in the reviewed financials.*** The Company has incurred losses from inception of $3,431,724 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

***The company has prior convertible notes outstanding, which will be senior to your Crowd Note and may convert on more favorable terms.*** Your Crowd Note will be subordinated in right of payment to these existing convertible notes and any convertible notes that may be issued by the Company prior to the Offering End Date. In addition, these existing convertible notes contain different terms and mechanics, which may result in a more preferable conversion price than your Crowd Note.

***The Company has outstanding liabilities.*** The Company secured a loan of $56,098 through the Paycheck Protection Program ("PPP") as authorized by the United States Congress through the CARES Act. The loan will be forgiven if all funds are expended in a manner allowable by the PPP. Any amounts not forgiven begin to accrue interest at 1% per annum and will have five years to repay the loan amount.

**Risks Related to the Securities**

***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

***We are selling convertible notes that will convert into shares or result in payment in limited circumstances.*** These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $7,750,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $7,750,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,750,000 valuation cap, so you should not view the $7,750,000 as being an indication of the Company's value.

***We have not assessed the tax implications of using the Crowd Note.*** The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

***The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.*** By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes, and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

***You may have limited rights.*** The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 41.46% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***One of the Company's existing investors has not waived their pre-emptive rights and may plan on exercising those rights.*** The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

## BUSINESS

### Description of the Business
Bext360 utilizes blockchain, AI, and IoT to improve the supply chains for global commodities. Our technology brings efficiency and transparency to supply chains, and enhances sustainable practices for communities, consumers and our environment.

### Business Plan

*Problem:*
The average company knows only 7% about what's going on its supply chain as opaque and antiquated supply chain systems facilitate harmful practices and conditions while fraud, contamination and human trafficking remain commonplace and have triggered both an increase in regulatory requirements and consumer demands for greater transparency.

Regulatory agencies and consumers are demanding proof of sustainable operations and productive engagement with first mile producers and other supply chain stakeholders.

*Solution:*
Bext360 offers hardware, IoT devices and software to provide a comprehensive solution for supply chain traceability with blockchain as the system's foundation. Our integration of artificial intelligence, machine vision, bio and synthetic markers and inventory management tools enhances analytics and verification points for customers who access this information through our SaaS platform. Customers can also add sustainability metrics to monitor these investments and integrate data into systems.

Our system goes beyond advanced analytics and integrations for the SaaS market. Currently, there is a $4 Trillion gap in capital lending to small and medium-sized producers. Tokenization of assets according to quality and value, enabled by the blockchain, provides financial institutions (FIs) a mechanism to lend to these producers so they can compete fairly in the global economy. Along with digitization, these supply chains will result in vertical integration and the disintermediation of non-value add actors. FIs are eager for this change because they are looking for new ways to finance sustainable investments in complex supply chains. Digitizing supply chain allows FIs to: mitigate risk, finance sustainability investments for corporate supply chain actors, and incentivize sustainable suppliers with better financing rates through special finance programs.

*Traction:*
Bext360 touches several industries, including Software as a Service (SaaS), SAP ERP and global commodities.

Software Services - SaaS, blockchain and other technologies. In 2024, the estimated value of the global SaaS market is $186 billion. Our end-to-end solution qualifies us as the only software for first mile or farm-level software services through retail and related integrations. Our purposeful use of the blockchain enables our company to advance the digital transformation of capital access for SMEs in the developing world while working with institutional groups to harness the opportunities for technical infrastructure in low- and middle-income countries. This combination of SaaS and SAP ERP integration for ease of use, dis-intermediation and sustainable financing is the next wave of digitization for global commodities and sustainability.

Global commodities - Cocoa, coffee, cotton, recyclables and more. Our services are designed for businesses seeking to mitigate their risk and reduce the capital costs. By tokenizing lots of goods as assets, Bext360's solution enables supply chain stakeholders to prove transparency, carbon offsets and traceability in exchange for sustainable financing. Financial institutions and businesses working in the commodities or premium agriculture space can structure smart contracts, including lending agreements, using our SaaS solution.

Integrated applications - Bext360's SaaS solution is used by several teams or units of a single corporate customer. For example, the operations and technology teams deploy our SaaS service to modernize systems for supply chain management. Meanwhile, the sustainability team uses system inputs to ensure traceability compliance and measure ESG and sustainability performance. Finally, the marketing team uses the information for marketing, branding and product-specific campaigns.

**Litigation**
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;

- If the Company raises the Closing Amount, it will use 11.01% of the proceeds, or $31,375, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.50% of the proceeds, or $47,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| Sales & Marketing | 70% | 70% | 70% |
| Software Development | 30% | 30% | 30% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

## DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Daniel Jones | Founder & Chief Executive Officer | As Founder and CEO, Jones is responsible for creating and implementing the Company's vision, mission and overall direction. Additionally, Jones attends to the following:<br>- lead the development and implementation of the Company's strategy:<br>- Formulate the strategic plan to guide the business direction;<br>- Oversee the highest level of the Company's operations in accordance with funding, investor, sales and implementation strategies;<br>- Evaluate the Company's success in achieving goals; and<br>- Assess potential acquisitions or the sale of the Company in consideration of enhancement of shareholder value. |
| Dean Kingston | Chief Operating Officer | Kingston overseas all company operations with key responsibilities including:<br>- Design and implement business strategies, plans and procedures;<br>- Set Company goals for performance and growth and evaluate performance through data and metrics;<br>- Establish policies for company culture and vision; |

| | | |
|---|---|---|
| | | - Oversee daily operations of the company and executive team members and consultants (security, finance, etc.);<br>- Assist CEO in fundraising ventures;<br>- Draft and submit reports to the CEO for all matters of importance;<br>- Participate in expansion activities; and<br>- Manage relationships with partners and vendors. |
| Allyson Quijano | Chief Sustainability Officer | Quijano leads the development of Sustainability and ESG products and the Company's sustainability strategy. Key responsibilities include:<br>- development of impact partnerships and projects;<br>- Oversee compliance and progress assessments;<br>- Institute digital innovations for sustainability initiatives, activities, and monitoring systems; and<br>- Other regulatory and legal compliance matters. |

## CAPITALIZATION AND OWNERSHIP

### Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | AntiDilution Rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|---|
| Common | 2,127,659 | YES | N/A | N/A | **100%** | N/A |

The Company has the following debt outstanding:
None.

### Ownership
A majority of the Company is owned by a few individuals.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Daniel Jones | 882,072 Common | 41.46% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

**Operations**

BEXT Holdings Inc. ("the Company") was originally organized as a limited liability company on February 9, 2015 under the laws of the State of Delaware, and converted to a corporation on November 11, 2016. The Company is headquartered in Golden, Colorado. The Company provides comprehensive and measurable accountability for critical supply chains. With the Company's platform, unsurpassed blockchain traceability and quantifiable measurements for sustainability are provided. The Company focuses on supply chains such as coffee, seafood, timber, minerals, cotton, and palm oil to provide a traceable fingerprint from producer to consumer.

**Liquidity and Capital Resources**

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $17,000 as of July 10, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Trends and Uncertainties**

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

**Valuation**

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold ($) | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| SAFE Raise NOTE: All converted to Equity in 2018 | November 2016 | Reg D, 506(b) | SAFE | 850,000 | Platform Development |
| Equity Raise | November 2018 | Reg D, 506(b) | Equity | 2,470,000 | Platform Development & Customer Acquisition |
| Equity 2019 - Only Techstars | October 2020 | Reg D, 506(b) | Equity | 20,000 | Customer Acquisition |
| Convertible Notes - Techstars/The Nature Conservancy | October 2020 | Reg D, 506(b) | Convertible Note | $125,000 | Customer Acquisition |

THE OFFERING AND THE SECURITIES

**The Securities Offered in this Offering**

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $7,750,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or

- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $7,750,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $285,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

**Dilution**
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. }**

**Restrictions on Transfer**
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

**Other Material Terms**
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

**Conflicts of Interest**
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

**OTHER INFORMATION**

**Bad Actor Disclosure**
None.

**SEEDINVEST INVESTMENT PROCESS**

***Making an Investment in the Company***

**How does investing work?**

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Daniel Jones
_____
(Signature)

Daniel Jones
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniel Jones
_____
(Signature)

Daniel Jones
_____
(Name)

Founder & Chief Executive Officer
_____
(Title)

July 17, 2020
_____
(Date)

/s/Dean Kingston
_____
(Signature)

Dean Kingston
_____
(Name)

Chief Operating Officer
_____
(Title)

July 17, 2020
_____
(Date)

/s/Mark Spencer

_____

(Signature)

Mark Spencer
_____

(Name)

Board Member
_____

(Title)

July 17, 2020
_____

(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*



**BEXT HOLDINGS INC. (DBA BEXT360)**
A Delaware Corporation


Financial Statements (Unaudited) and
Independent Accountants' Review Report


December 31, 2019 and 2018

**BEXT HOLDINGS INC. (DBA BEXT360)**

Years Ended December 31, 2019 and 2018

Table of Contents





INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Bext Holdings Inc.
c/o Daniel Jones, CEO
Golden, Colorado

We have reviewed the accompanying financial statements of Bext Holdings Inc. ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

*Fruci & Associates II, PLLC*

Spokane, Washington

June 24, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

# BEXT HOLDINGS INC. (DBA BEXT360)

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

|  | 2019 | 2018 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ 17,232 | $ 476,405 |
| Accounts receivable, net | 55,250 | - |
| Total current assets | 72,482 | 476,405 |
| **Total assets** | $ 72,482 | $ 476,405 |
| **Liabilities and stockholders' equity** | | |
| Current liabilities | | |
| Accounts payable and accrued expenses | $ 29,206 | $ 25,002 |
| Accrued payroll and related liabilities | - | 99,712 |
| Deferred Revenue | 10,000 | - |
| Total current liabilities | 39,206 | 124,714 |
| Convertible notes payable | 125,000 | - |
| Total liabilities | 164,206 | 124,714 |
| Commitments and contingencies | - | - |
| Stockholders' equity | | |
| Common stock, 2,127,659 and 2,000,000 shares | | |
| at $1 par value at December 31, 2019 and 2018 | 2,127,659 | 2,000,000 |
| Additional paid-in capital | 1,212,341 | 1,320,000 |
| Accumulated deficit | (3,431,724) | (2,968,309) |
| Total stockholders' equity | (91,724) | 351,691 |
| **Total liabilities and stockholders' equity** | $ 72,482 | $ 476,405 |

See accountants' review report and accompanying notes to the financial statements.

2

**BEXT HOLDINGS INC. (DBA BEXT360)**

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

|  | 2019 | 2018 |
|---|---|---|
| Revenue, net | $ 335,140 | $ 84,980 |
| Cost of goods sold | (65,125) | (24,000) |
| Gross profit | 270,015 | 60,980 |
| Operating expenses |  |  |
| Salaries and wages | 437,245 | 1,044,662 |
| Office expenses | 85,875 | 62,122 |
| Consultants | 82,363 | 381,560 |
| Travel | 35,264 | 100,353 |
| Machine hardware | 33,552 | 381,165 |
| Technology services | 29,403 | 21,176 |
| Legal Fees | 14,884 | 11,689 |
| Marketing | 7,830 | 47,288 |
| Meals and entertainment | 2,827 | 11,473 |
| Other | 2,522 | 3,023 |
| Bank Fees | 1,665 | 1,399 |
| Total operating expenses | 733,430 | 2,065,910 |
| Loss from operations, before income taxes | (463,415) | (2,004,930) |
| Provision for income taxes | - | - |
| **Net loss** | $ (463,415) | $ (2,004,930) |

See accountants' review report and accompanying notes to the financial statements.

3

**BEXT HOLDINGS INC. (DBA BEXT360)**
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2019 and 2018
(unaudited)

| | Common Stock | | Additional | Accumulated | Total Stockholders' |
| | Shares | Amount | Paid-in Capital | Deficit | Equity |
|---|---|---|---|---|---|
| **Balance on December 31, 2017** | 1,501,530 | $ 1,501,530 | $ 98,470 | $ (963,379) | $ 636,621 |
| Issuance of common stock for cash | 498,470 | 498,470 | 1,221,530 | - | 1,720,000 |
| Net loss | - | - | - | (2,004,930) | (2,004,930) |
| **Balance on December 31, 2018** | 2,000,000 | 2,000,000 | 1,320,000 | (2,968,309) | 351,691 |
| Issuance of common stock for cash | 127,659 | 127,659 | (107,659) | - | 20,000 |
| Net loss | - | - | - | (463,415) | (463,415) |
| **Balance on December 31, 2019** | 2,127,659 | $ 2,127,659 | $ 1,212,341 | $ (3,431,724) | $ (91,724) |

# BEXT HOLDINGS INC. (DBA BEXT360)

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

| | 2019 | 2018 |
|---|---|---|
| Cash flows from operating activities | | |
| Net loss | $ (463,415) | $ (2,004,930) |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (55,250) | - |
| Accounts payable | 14,204 | 25,002 |
| Accrued payroll and related liabilities | (99,712) | 99,712 |
| Net cash used by operating activities | (604,173) | (1,880,216) |
| | | |
| Cash flows from financing activities | | |
| Proceeds from issuance of common shares | 20,000 | 1,720,000 |
| Proceeds from issuance of convertible notes payable | 125,000 | - |
| Net cash provided by financing activities | 145,000 | 1,720,000 |
| Net decrease in cash and cash equivalents | (459,173) | (160,216) |
| | | |
| Cash and cash equivalents, beginning of year | 476,405 | 636,621 |
| **Cash and cash equivalents, end of year** | $ 17,232 | $ 476,405 |
| | | |
| **Supplemental cash flow information:** | | |
| Cash paid during the period for: | | |
| Interest | - | - |
| Income taxes | - | - |
| | $ - | $ - |

See accountants' review report and accompanying notes to the financial statements.

5

**BEXT HOLDINGS INC. (DBA BEXT360)**
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the years ended December 31, 2019 and 2018

## NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BEXT Holdings Inc. ("the Company") was originally organized as a limited liability company on February 9, 2015 under the laws of the State of Delaware, and converted to a corporation on November 11, 2016. The Company is headquartered in Golden, Colorado. The Company provides comprehensive and measurable accountability for critical supply chains. With the Company's platform, unsurpassed blockchain traceability and quantifiable measurements for sustainability are provided. The Company focuses on supply chains such as coffee, seafood, timber, minerals, cotton, and palm oil to provide a traceable fingerprint from producer to consumer.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").  In the opinion of management, all adjustments considered necessary for a fair presentation have been included.  All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
  - Persuasive evidence of an arrangement exists;
  - Delivery has occurred or services have been rendered;
  - The fee for the arrangement is fixed or determinable; and
  - Collectability is reasonably assured.

The Company recognizes revenue from (1) annual subscription to the Company's platform and (2) management, consultancy, professional services. Subscription revenue is recognized monthly over the period of the subscription. Management, consultancy, and professional services revenue is recognized as the services are provided.

6

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

*Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

*Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

*Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

<u>Cash and Cash Equivalents</u>

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018 the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

<u>Accounts Receivable and Allowance for Uncollectible Accounts</u>

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company determined no allowance for uncollectible accounts was necessary.

Deferred Revenue

Deferred revenue consists of cash received from customers for the purchase of monthly and annual subscriptions to the Company's platform. Revenue from these subscriptions is recognized over the term of the purchased subscription. The Company had deferred revenue of $10,000 and $0 at December 31, 2019 and 2018, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred.  During the years ended December 31, 2019 and 2018, the Company recognized $7,830 and $47,288 in marketing and advertising costs, respectively.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforwards beginning in 2018 are subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2019 or 2018, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

|  | 2019 | 2018 |
|---|---|---|
| Deferred tax asset: | | |
| Net operating loss carryforward | $ 720,662 | $ 623,345 |
| | | |
| Total deferred tax asset | 720,662 | 623,345 |
| Valuation allowance | (720,662) | (623,345) |
| | | |
| Deferred tax asset, net | $ - | $ - |

**BEXT HOLDINGS INC. (DBA BEXT360)**
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)
For the years ended December 31, 2019 and 2018

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that will supersede nearly all existing revenue recognition guidance under current U.S. GAAP and replace it with a principle-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. The ASU also will require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In April 2020, FASB delayed the implementation of ASU 2014-09 for private companies. ASU 2014-09 is effective for nonpublic business entities for interim and annual periods beginning after December 15, 2020. Entities will be able to transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is in the process of evaluating the impact of ASU 2014-09 on the Company's financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. In April 2020, FASB delayed the implementation of ASC 2016-02. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through June 24, 2020, the date these financial statements were available to be issued.

On March 11, 2020, the World Health Organization declared the outbreak of the coronavirus (COVID-19) a pandemic, which has resulted in multiple states and countries issuing stay-at-home orders, shutting down operations of non-essential companies, and limiting travel. At the current time, the Company is unable to quantify the potential effects of the pandemic on our future financial statements.

The Company secured a loan of $56,098 through the Paycheck Protection Program ("PPP") as authorized by the United States Congress through the CARES Act. The loan will be forgiven if all funds are expended in a manner allowable by the PPP. Any amounts not forgiven begin to accrue interest at 1% per annum and will have five years to repay the loan amount.

**NOTE 2 – GOING CONCERN**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $3,431,724 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.  The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

**NOTE 3 – COMMON STOCK**

At both December 31, 2019 and 2018, the Company had authorized shares 3,000,000 $1 par value common shares. During the year ended December 31, 2019, the Company issued 127,659 shares of common stock for cash proceeds of $20,000. During the year ended December 31, 2018, the Company issued 498,470 shares of common stock for cash proceeds of $1,720,000.

**NOTE 4 – OPERATING LEASE**

The Company leases certain office space in Golden, Colorado. The lease terminates October 2020, with one renewal option to extend the lease three additional years.

The following is a schedule by year of future minimum rental payments required under the operating lease agreements:

| | |
|---|---|
| 2020 | $ 47,508 |
| 2021 | 48,948 |
| 2022 | 41,970 |
| 2023 | - |
| 2024 | - |

**NOTE 5 – CONCENTRATIONS**

At December 31, 2019, substantially all accounts receivable was due from three customers. For the years ended December 31, 2019 and 2018, 86% and 100% of revenue was earned from three and two customers, respectively.

**NOTE 6 – CONVERTIBLE PROMISSORY NOTES**

The Company issued a total of three convertible promissory notes for cash proceeds of $125,000 between September 4, 2019 and October 17, 2019.  The securities are all convertible into preferred or common shares of the Company and mature 24 months from the date of issuance. All three of the securities may be converted upon the following:

1.  Upon the Company receiving cash of no less than $250,000 for the sale of the Company's capital stock, the security will be automatically converted into such shares of capital stock of the Company at a price of the lower of 80% of the price paid for capital stock as part of the $250,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2.  Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the Company will pay the holder an amount equal to the greater of the unpaid principal and accrued interest or the value of potentially convertible shares as of the day prior to the sale at a price based on the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements

3.  Upon maturity, outstanding principal and accrued interest converts to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

Future minimum principal payments are as follows:

| | |
|---|---:|
| 2020 | $ - |
| 2021 | 125,000 |
| 2022 | - |
| 2023 | - |
| 2024 | - |
| | $ 125,000 |

The Company recognized interest expense of $1,563 and $0 during the years ended December 31, 2019 and 2018, respectively.

**EXHIBIT C**
*PDF of SI Website*


It takes courage to expose your supply chain to your customer. This might not be for your brand.
bext 360

Invest in Bext360

SaaS solution for supply chain digitization, sustainability and capital access

**DISCLAIMER**

Edit Profile

| $1,000 | $7,750,000 | Crowd Note |
|---|---|---|
| Minimum | Valuation cap | Security Type |

This presentation may contain forward-looking statements and information relatin… other things, the company, its business plan and strategy, and its industry. The… reflect management's current views with respect to future events based informa… available and are subject to risks and uncertainties that could cause the company's… to differ materially. Investors are cautioned not to place undue reliance on these fo… statements as they contain hypothetical illustrations of mathematical principles, … …ture results, leve… …over, no person … …mpleteness of fo… statements, and is under no duty to update any such statements to conform th… results.

INVEST IN BEXT360

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: Bext360

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Bext360 is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Bext360 was among Forbes' Most Innovative AgTech Startups in 2018
- Bext360 tracks recyclables for Nespresso to improve the company's sustainability and investment in the circular economy
- Bext360 partnered with 'fashion giants' for a cotton pilot program that is believed to be the "first time tracer technology had been coupled with blockchain to trace organic cotton." – Forbes & Fashion for Good
- Bext360 designed the system for what it believes to be 'the world's first blockchain-traced coffee', offered by Coda Coffee, as reported by the Wall Street Journal
- Bext360 is a member of The Nature Conservancy and TechStars' 2019 Sustainability Accelerator in Denver

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $7,750,000
- Target Minimum Raise Amount: US $285,000
- Offering Type: Side by Side Offering

Bext360 utilizes blockchain, AI, and IoT to improve the supply chains of global commodities. Our technology brings efficiency and transparency to supply chains, and enhances sustainable practices for communities, consumers and our environment.

Opaque and antiquated supply chain systems facilitate harmful practices and conditions while fraud, contamination and human trafficking remain commonplace. This has triggered both an increase in regulatory requirements and consumer demands for greater transparency.

Regulators and consumers are demanding proof of sustainable operations and engagement with farmers and other supply chain stakeholders; however, corporations are unable to produce the proof of ESG performance, sustainability measures or carbon offsets.

Bext360 offers hardware, IoT devices and software to provide a comprehensive solution for supply chain traceability, with blockchain as the system's foundation. Our integration of AI, machine vision, bio and synthetic markers and inventory management tools enhances analytics and verification points for customers who access this information through our SaaS platform. Customers can also add sustainability metrics to monitor these investments and integrate data into systems.

Our system goes beyond advanced analytics and integrations for the SaaS market. Currently, there is a $4 Trillion gap in capital lending to small and medium-sized producers. Tokenization of assets according to quality and value, enabled by the blockchain, provides financial institutions (FIs) a mechanism to lend to these producers so they can compete fairly in the global economy. Along with digitization, these supply chains will result in vertical integration and the disintermediation of non-value-add actors. FIs are eager for this change because they are looking for new ways to finance sustainable investments in complex supply chains. Digitizing supply chain allows FIs to mitigate risk, finance sustainability investments for corporate supply chain actors, and incentivize sustainable suppliers with better financing rates through special finance programs.

Gallery





Bext360 Manifesto

Public Overview Video.

Media Mentions



The Team

Founders and Officers



**Dan Jones**

CEO

Dan Jones, CEO and Founder, is an entrepreneur with nearly 20 years living and working in emerging and frontier markets, including China, the Democratic Republic of Congo (DRC), and India.

Recently, Jones spent five years living in Kinshasa, DRC, where he evaluated supply chains, structured and funded companies as CEO and founder of Pioneer Management. In DRC, he founded RAMIKA, the first US-owned company to successfully export conflict minerals from DRC to the US in compliance with supply chain and traceability requirements under the Dodd-Frank Act. He also structured the first private port facility constructed in the DRC.

His professional roots are in technology, electronic commerce and emerging economies. In 1991, Jones was with the Defense Intelligence Agency where he was a key architect and topology designer of the Joint Worldwide Intelligence Communications Systems (JWICS), the first TCP/IP system to transfer voice, video and data across Top Secret networks.

Jones has a B.S. in Operations Research and Industrial Engineering from Cornell and an M.B.A. with concentrations in International Business, Finance and Business Strategy from the University of Chicago (Booth). He served as an Adjunct Professor of Strategic Management at the University of Chicago where his specialty was the impact of technology on Business Strategy.



**Dean Kingston**

COO

Kingston has over 20 years experience as a mechanical engineer with a focus in electro-mechanical development. He has created robotic instruments for diagnostic products and plant automation projects in both the US and in Europe.  As Director of Engineering and Manufacturing for Express Diagnostics International, Kingston oversaw his company's US patent portfolio.

Kingston received a Bachelor of Science in Mechanical Engineering from Colorado State University.

Kingston and Jones have collaborated on previous projects and have known one another for 20 years.

## Key Team Members

 Allyson Quijano     Carey Willette     Lauren Magin

## Notable Advisors & Investors

 Plug and Play     TechStars     Fashion for Good

 The Nature Conservancy     Luke King     David Colvin

 Jed McCaleb, Stellar.Org (formerly, Ripple)     Maria Cleaveland

## Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

### Fundraising Description

| | |
|---|---|
| Round type: | Seed |
| Round size: | US $1,000,000 |
| Minimum investment: | US $1,000 |
| Target Minimum: | US $285,000 |

### Key Terms

| | |
|---|---|
| Security Type: | Crowd Note |
| Conversion discount: | 20.0% |
| Valuation Cap: | US $7,750,000 |
| Interest rate: | 5.0% |
| Note term: | 24 months |

### Additional Terms

| | |
|---|---|
| Custody of Shares | Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information. |
| Closing conditions: | While Bext360 has set an overall target minimum of US $285,000 for the round, Bext360 must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Bext360's Form C. |
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

### Use of Proceeds

If Minimum Amount Is Raised

If Maximum Amount Is Raised





● Sales & Marketing    ● Software Development          ● Sales & Marketing    ● Software Development

## Investor Perks

All investors will receive quarterly updates.

For investments of $100,000 or more – CEO will host an annual group call.

For investments of $200,000 or more – CEO will host an annual call with individual investor(s).

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

## Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

| Pre-Seed | |
|---|---|
| Round Size | US $850,000 |
| Closed Date | Apr 1, 2017 |
| Security Type | SAFE Note |
| Valuation Cap | US $1,750,000 |

| Seed | |
|---|---|
| Round Size | US $2,470,000 |
| Closed Date | Apr 1, 2018 |
| Security Type | Preferred Equity |

| Seed | |
|---|---|
| Round Size | US $125,000 |
| Closed Date | Oct 17, 2019 |
| Security Type | Convertible Note |
| Valuation Cap | US $9,000,000 |

## Market Landscape

Bext360 touches several industries, including Software as a Service (SaaS), SAP ERP and global commodities.

**Software Services** - SaaS, blockchain and other technologies. In 2024, the estimated value of the global SaaS market is $186 billion. Our end-to-end solution qualifies us as one of the only software for first mile or farm-level software services through retail and related integrations. Our purposeful use of the blockchain enables Bext360 to advance the digital transformation of capital access for SMEs in the developing world while working with institutional groups to harness the opportunities for technical infrastructure in low- and middle-income countries. This combination of SaaS and SAP ERP integration for ease of use, dis-intermediation and sustainable financing is the next wave of digitization for global commodities and sustainability.

**Global commodities** - Cocoa, coffee, cotton, recyclables & more. Our services are designed for businesses seeking to mitigate their risk and reduce the capital costs. By tokenizing lots of goods as *assets*, Bext360's solution enables supply chain stakeholders to prove transparency, carbon offsets and traceability in exchange for sustainable financing. Financial institutions and businesses working in the commodities or premium agriculture space can structure smart contracts, including lending agreements, using our SaaS solution.

**Integrated applications** - Bext360's SaaS solution is used by several teams or units of a single corporate customer. For example, the operations and technology teams deploy our SaaS service to modernize systems for supply chain management. Meanwhile, the sustainability team uses system inputs to ensure traceability compliance and measure ESG and sustainability performance. Finally, the marketing team uses the information for marketing, branding and product-specific campaigns.

## Risks and Disclosures

***The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.*** It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive -. Additionally, the product may be in a market where customers will not have brand loyalty.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*** The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

***The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions.*** Like others in its industry, the Company continues to face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

***As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operations.*** The regulation of non-currency use of Blockchain assets is uncertain. The CFTC has publicly taken the position that certain Blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some Blockchain related assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a Blockchain network or asset, tokens may be adversely affected.

***Blockchain networks face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China, and Russia.*** Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect such technology. Such laws, regulations or directives may conflict with those of the United States or may directly and negatively impact the business. It is impossible to predict the effects of any future regulatory change on tokens and blockchain technology, but such change could be substantial and adverse to the development and growth of the Company.

***The Company's expenses will significantly increase as they seek to execute their current business model.*** Although the Company estimates that it has enough runway until the end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

***The Company projects aggressive growth.*** If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company has not prepared any audited financial statements.*** Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

***The Company has not filed a Form D for its previous offerings.*** The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

***The Company's Board does not keep meeting minutes from its board meetings.*** Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

***The Company is not current with its taxes, and as a result, it has forfeited its good standing status in Delaware.*** The Company's loss of Good Standing could expose it to legal risk. Additionally, loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. Although the Company has stated that this is in the process of being corrected, in additional to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

***The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets.*** The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

***The Company is still testing an early version of its product.*** Sophisticated technology products often contain errors or defects, such as errors in hardware, computer code, or other systems, particularly when first introduced or when new versions or enhancements are released. The development of new or enhanced products is a complex and uncertain process requiring the accurate anticipation of technological and market trends, as well as precise technological execution. Despite quality assurance measures, internal testing, and beta testing by customers, the Company cannot guarantee that its current and future products, including upgrades to those products, will be free of serious defects, which could result in lost revenue, refunds without a commensurate decrease in costs, delays in market acceptance, increase in costs, reputational harm, and costs associated with defending or settling claims. If upgrades are not properly implemented, the availability and functioning of its products could be impaired.

***Quality management plays an essential role in meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the safety and efficacy of its products.*** The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

***The reviewing CPA has included a "going concern" note in the reviewed financials.*** The Company has incurred losses from inception of $3,431,724 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

***One of the Company's existing investors has not waived their pre-emptive rights and may plan on exercising those rights.*** The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

***The company has prior convertible notes outstanding, which will be senior to your Crowd Note and may convert on more favorable terms.*** Your Crowd Note will be subordinated in right of payment to these existing convertible notes and any convertible notes that may be issued by the Company prior to the Offering End Date. In addition, these existing convertible notes contain different terms and mechanics, which may result in a more preferable conversion price than your Crowd Note.

***The Company has outstanding liabilities.*** The Company secured a loan of $56,098 through the Paycheck Protection Program ("PPP") as authorized by the United States Congress through the CARES Act. The loan will be forgiven if all funds are expended in a manner allowable by the PPP. Any amounts not forgiven begin to accrue interest at 1% per annum and will have five years to repay the loan amount.

General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

**Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors")** Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

## Data Room

| NAME | LAST MODIFIED | TYPE |
|---|---|---|
| ⟩ 🗀 Financials (2 files) | Mar 7, 2020 | Folder |
| ⟩ 🗀 Fundraising Round (1 file) | Mar 7, 2020 | Folder |
| ⟩ 🗀 Miscellaneous (4 files) | Mar 7, 2020 | Folder |

## Join the Conversation

Be the first to post a comment or question about Bext360.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...                POST

## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

### Making an Investment in Bext360

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Bext360. Once Bext360 accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Bext360 in exchange for your securities. At that point, you will be a proud owner in Bext360.

**What will I need to complete my investment?**
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Bext360 has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

### After My Investment

**What is my ongoing relationship with the Issuer?**
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**

Currently there is no market or liquidity for these securities. Right now Bext360 does not plan to list these securities on a national exchange or another secondary market. At some point Bext360 may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Bext360 either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

## Other General Questions

**What is this page about?**

This is Bext360's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Bext360's Form C. The Form C includes important details about Bext360's fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

**What if I change my mind about investing?**

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

**EXHIBIT D**
*Investor Deck*



It takes courage to expose your supply chain to your customer. This might not be for your brand.

# DISCLAIMER

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

# The Problem

**70%**

Global carbon emissions from developing world



Source: Greenpeace

# The Problem



**95%**

**Consumers want to make sustainable purchases***



**7%**

**Company knowledge of supply chain**

*According to a Genomatica survey of 1,000 people.

# The Solution - Bext360 SaaS Platform

## Digitize Supply Chains

**Proof of :** Origin
Authenticity
Sustainability

# Proof of Sustainability

## Economic



## Environmental



## Social



# Bext360 SaaS Platform



bext
Main
Dashboard
Settings
Supply Chains
Ghana Shea
Nodes
CollectionFarm
Shea Farm Collection
FFB Collection
ProcessingMilling
Shea Processing
FFB Mill
TransportationExport
Ghana Export
QuickLinks
QR - Scan & Transfer
Add Product
Add Node
Add Node Template
Add SupplyChain
Add Person
Add Locations
List Locations
List Nodes
List Persons
List Node Templates
List Organizations
Partner Organizations
View Documents
Wizard (Form Builder)




bext
Main
Dashboard
Settings
Oct-15-2019'
Blockchain Tokens
Analysis Tokens
Shea75
12.8
10/23/2019
12800
Stellar
Quality Tokens
Transferred Tokens
Close




bext
Supply Chains
End to End Coffee
Honduras 2 Nodes
Honduras 3 Nodes V3
Nodes
GWPHarvestCoffee
WashingCoffee
QualityCoffee
QuickLinks




Node & Lot Map

# Bext360 SaaS & Data Automation

## Seamless Integration

- Blockchain
- APIs
- RFID
- ERP SAP integration
- Digital payment systems



# Bext360 SaaS Market & Targets

Global SaaS Market: $186 Billion 2024

**If 1% – $1.86 Billion**

Core Commodities: $210 Billion

**If 1% – $2.1 Billion**



- Coffee $77B
- Cotton $53B
- Palm Oil $60B
- Cocoa $20B
- Circular
- Cannabis
- Local, Premium

# Revenue B2B SaaS Model


APIs
Payments
Markers
Marketplace
RFID
*Trace* Base Platform
Modules
Field Design
Origins Tools
Integrations
Field Implementation

Software Services

**Revenue strategy is based on a subscription-based cloud services**

- Annual contracts
- Monthly, quarterly, annual payment schedules
- Impact and Enterprise packages packages
- Professional services

**Primary Categories of Services**

- *Trace* Base Solution
- Module Offerings
- Integrations
- Hardware

# BEXT360 SaaS Customers



SELF FUNDED
SEED ROUND $3.4 Million
2015
2016
2017
2018
2019
2020
World's first blockchain coffee[1] Uganda to Denver
BEXT SaaS platform completed
End to end cotton in C&A stores
End to end Nespresso recycling in boutiques
End to end palm oil & Shea
European grocer & suppliers[2]


[1]These statements reflect management's views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

# Looking **Forward**

$85,000
2018
Actual Revenue
$345,000
2019
Actual Revenue
$1.1 M
2020
Projected Revenue

## Actual SaaS Metrics

**$153,000**

**Life-Time-Value**

**$30,500**

**Customer Acquisition Cost**

**> 5**

**Lifetime Value / Customer Acquisition Ratio**

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

# Our Team **Executive**



### Dan Jones

Chief Executive Officer (CEO) & Founder

- Computer Scientist
- At DIA, Key Architect of JWICS
- Cornell University & University of Chicago (Booth)



### Dean Kingston

Chief Operations Officer (COO) & Founder

- Mechanical Engineer
- Expertise – supply chains, patents, diagnostic robotics
- Colorado State University

# Our Team Key Staff & Advisors

## Employees

  

**Allyson Quijano**
Chief Sustainability Officer

**Carey Willette**
Software Engineer

**Lauren Magin**
VP, Field Operations

## Advisors

**Jed McCaleb**
Expert, Technology
CTO, Stellar.org & Founder, Ripple

**Maria Cleveland**
Expert, Supply Chain
(Starbucks, Peet's)

**David Colvin**
Expert, International Development
CEO, IBI International

**Luke King**
Expert, Public Health & Program Strategy
Catholic Relief Services, IMA World Health



**Land and Expand**

Company expands from one store to many suppliers

# Land and **Expand**

**Company expands from one product to several**



# Product Roadmap

## Carbon Offsets

Offsetting carbon footprint from farm to retail at every tier



## Sustainable Finance

Reduce working capital costs by 20-40 basis points




It used to besimple.
You knew where your goods came from because they were from your neighbor. Or they were grown by the farmer in the next town over.
Soon enough, technology made it possible to instantly order all types of goods – from all over the world and finally, into your home and into your cup.
For a long time, we were so excited about the technology. And we didn't think to ask where precisely our goods came from.
Not just where these good were from; but also, who did they come from?
Then, we heard about things like ethical standards, fair pay, and conscience consumerism.
So brands started saying these words.
But we weren't looking for words.
We wanted proof.
Proof. That goods came from where brands said they did.
Proof. That the companies we placed our trust in had earned it.
And proof that we were doing right by the people who were producing our food.
Those answers weren't easy to find. The modern supply chain is a complex system built to bring goods from around the world to your home. It wasn't built to ensure sustainability, quality, or to trace products on their journey to your home.
The technology didn't account for accountability.
Until now.
Now, it is possible to know exactly where your goods were made. How production impacted the environment; if the farmer received a fair price; how communities are impacted by your purchasing decisions.
Innovation has made it possible to prove sustainability every step of the way – from the farmer's hands to yours.
The way it should be. The way you always thought it was.
That doesn't just make for a better system. It makes for a better world.
Bext360. TRANSPARENCY THAT'S GOOD FOR EVERYONE.
bext 360

**EXHIBIT E**
*Video Transcript*

**Exhibit E**
**Video Transcripts**

**Bext360 Manifesto**
https://www.youtube.com/watch?v=Mn9dM_roD1A&feature=emb_title

How would your company look if it were completely naked? It used to be simple, you knew where your goods came from because they were from your neighbor or they were grown by the farmer in the next town over. Soon enough, technology made it possible to instantly order all types of goods, from all over the world, and finally into your home and into your cup. For a long time, we were so excited about the technology and we didn't think to ask where precisely our goods came from. Not just where these goods were from, but also who did they come from. Then we heard about things like ethical standards, fair pay, and conscious consumerism. So brands started saying these words. But we weren't looking for words, we wanted proof. Proof that goods come from where brands say they did. Proof that the companies we placed our trust in had earned it. And proof that we were doing right by the people who were producing our food. Those answers weren't easy to find. The modern supply chain is a complex system built to bring goods from around the world to your home. It wasn't built to ensure sustainability, quality, or to trace products on their journey to your home. The technology didn't account for accountability, until now. Now it is possible to know exactly where your goods were made, how production impacted the environment, if the farmer received a fair price, how communities are impacted by your purchasing decisions. Innovation has made it possible to prove sustainability every step of the way. From the farmers hands to yours. The way it should be. The way you always thought it was. That doesn't just make for a better system, it makes for a better world. bext360. Transparency that's good for everyone.

**Bext360 Product Demo**
https://vimeo.com/410401480

*Text on screen*
Traceability that's good for everyone
Every. Single. Step. bext360

**Coffee Data Tease**
https://vimeo.com/410402675

*Text on screen*
Bean origins, farmer support efforts, roasting info, tasting notes, and more, organic, fair trade, processing data, farmer profiles, moisture content, defect analysis, soil measurements, gender equality, sale date, export info, varietal, producer, cupping score, fermentation time, wash type, carbon footprint, your entire supply chain, blockchain, traced, and verified, since 2017, bext360

**Coffee Made with Love**

https://vimeo.com/327378069

*Text on screen*
Made with love.
bext360